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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Hungarian Telephone and Cable Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

4455421030

(Cusip Number)

Ashmore Investment Management Limited
20 Bedfordbury
London WC2N 4BL
United Kingdom
Attn: Mark Grimwood

Copy To:
Dewey Ballantine
One London Wall
London EC2Y 5EZ
United Kingdom
Attn: Douglas L. Getter, Esq.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 4455421030			Page 2 of 16

1.	Name of Reporting Person: Ashmore Investment Management Limited		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 6,934,480*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 6,934,480*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,934,480*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 45.6%**

14.	Type of Reporting Person (See Instructions): IA

*	Includes (i) 4,134,480 shares of Hungarian Telephone and Cable Corp. (“HTCC”) common stock, (ii) warrants exercisable within the next 60 days to acquire an aggregate of 2,500,000 shares of HTCC common stock (the “Warrant Shares”) and (iii) 30,000 shares of HTCC Series A Convertible Preferred Stock, each share of which is convertible into ten (10) shares of common stock of HTCC at the option of the holder (the “Preferred Shares”), in each case currently owned by the Ashmore Parties.

**	The calculation of the foregoing percentage is based upon the number of shares of HTCC common stock outstanding as of August 9, 2004 (12,430,417) as set forth in HTCC’s Form 10-Q for the quarter ended June 30, 2004 as filed with the Securities and Exchange Commission (the “Commission”) on August 13, 2004 (the “HTCC Outstanding Shares”) plus the total number of Warrant Shares and Preferred Shares.

CUSIP No. 4455421030			Page 3 of 16

1.	Name of Reporting Person: Ashmore Group Limited		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 6,934,480*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 6,934,480*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,934,480*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 45.6%**

14.	Type of Reporting Person (See Instructions): CO

*	Includes (i) 4,134,480 shares of HTCC Common Stock, (ii) warrants exercisable with the next 60 days to acquire the Warrant Shares and (iii) 30,000 shares of HTCC Series A Convertible Preferred Stock convertible into the Preferred Shares, in each case owned by the Ashmore Parties.

**	The calculation of the foregoing percentage is based upon the number of HTCC Outstanding Shares plus the total number of Warrant Shares and Preferred Shares.

CUSIP No. 4455421030			Page 4 of 16

1.	Name of Reporting Person: Ashmore Investments (UK) Limited		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 6,934,480*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 6,934,480*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,934,480*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 45.6%**

14.	Type of Reporting Person (See Instructions): CO

*	Includes (i) 4,134,480 shares of HTCC Common Stock, (ii) warrants exercisable with the next 60 days to acquire the Warrant Shares and (iii) 30,000 shares of HTCC Series A Convertible Preferred Stock convertible into the Preferred Shares, in each case owned by the Ashmore Parties.

**	The calculation of the foregoing percentage is based upon the number of HTCC Outstanding Shares plus the total number of Warrant Shares and Preferred Shares.

CUSIP No. 4455421030			Page 5 of 16

1.	Name of Reporting Person: Ashmore Management Company Limited		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Guernsey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 6,934,480*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 6,934,480*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,934,480*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 45.6%**

14.	Type of Reporting Person (See Instructions): IA

*	Includes (i) 4,134,480 shares of HTCC Common Stock, (ii) warrants exercisable with the next 60 days to acquire the Warrant Shares and (iii) 30,000 shares of HTCC Series A Convertible Preferred Stock convertible into the Preferred Shares, in each case owned by the Ashmore Parties.

**	The calculation of the foregoing percentage is based upon the number of HTCC Outstanding Shares plus the total number of Warrant Shares and Preferred Shares.

CUSIP No. 4455421030			Page 6 of 16

1.	Name of Reporting Person: Ashmore Global Special Situations Fund Limited		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Guernsey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,848,572*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,848,572*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,848,572*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.5%**

14.	Type of Reporting Person (See Instructions): CO

*	Includes 1,548,572 shares of HTCC common stock and the Preferred Shares currently owned by Ashmore Global Special Situations Fund Limited.

**	The calculation of the foregoing percentage is based upon the number of HTCC Outstanding Shares plus the number of Preferred Shares.

CUSIP No. 4455421030			Page 7 of 16

1.	Name of Reporting Person: Asset Holder PCC No. 2 Limited re: Ashmore Emerging Economy Portfolio		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Guernsey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 683,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 683,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 683,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.5%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 4455421030			Page 8 of 16

1.	Name of Reporting Person: Asset Holder PCC Limited re: Ashmore Emerging Markets Liquid Investment Portfolio		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Guernsey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,100,000*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,100,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,100,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.5%**

14.	Type of Reporting Person (See Instructions): CO

*	2,100,000 Warrant Shares owned by Asset Holder PCC Limited re: Ashmore Emerging Markets Liquid Investment Portfolio.

**	The foregoing percentage is based upon the number of HTCC Outstanding Shares plus 2,100,000 Warrant Shares owned by Asset Holder PCC Limited re: Ashmore Emerging Markets Liquid Investment Portfolio.

CUSIP No. 4455421030			Page 9 of 16

1.	Name of Reporting Person: Ashmore Emerging Markets Debt Fund		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Grand Cayman, Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 400,000*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 400,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 400,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.1%

14.	Type of Reporting Person (See Instructions): CO

*	400,000 Warrant Shares owned by Ashmore Emerging Markets Debt Fund.

**	The foregoing percentage is based upon the number of HTCC Outstanding Shares plus 400,000 Warrant Shares owned by Ashmore Emerging Markets Debt Fund.

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 3 (this “Amendment”) to the Schedule 13D filed by AIML relates to the ownership of shares of common stock, par value $0.001 per share (the “Common Stock”), and Series A Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of Hungarian Telephone and Cable Corp. (the “Company”). This Amendment No. 3 amends and supplements the Schedule 13D filed by AIML on October 20, 2003, as amended by Amendment No. 1 to the Schedule 13D filed by AIML on November 2, 2003 and Amendment No. 2 to the Schedule 13D filed by AIML on May 26, 2004 (the “Original Schedule 13D”). Except as set forth below, the information in the Original Schedule 13D remains as stated therein and is incorporated by reference to this amendment in all respects. Capitalized terms used but not defined in this amendment have the meanings assigned to them in the Original Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

On September 3, 2004, AEEP entered into a Purchase and Sale Agreement with Citizens Communications Company pursuant to which it purchased 403,000 shares of Common Stock for a purchase price of US$2,015,000 or US$5.00 per share of Common Stock (the “AEEP Purchase and Sale Agreement”). The funds for the purchase of the Common Stock by AEEP were provided out of the general investment funds of AEEP.

On September 3, 2004, GSSF entered into a Purchase and Sale Agreement with CU Capital LLC (formerly CU Capital Corp.) pursuant to which it purchased 30,000 shares of Preferred Stock for a purchase price of US$1,650,000 or US$55.00 per share of Preferred Stock (the “GSSF Purchase and Sale Agreement”). The funds for the purchase of the Preferred Stock by GSSF were provided out of the general investment funds of GSSF. Because each share of Preferred Stock is immediately convertible into ten (10) shares of Common Stock, GSSF will be deemed to beneficially own the 300,000 shares of Common Stock into which the 30,000 shares of Preferred Stock it purchased may be converted.

On September 3, 2004 EMDCD Limited entered into a Purchase and Sale Agreement with CU Capital LLC (formerly CU Capital Corp.) pursuant to which it purchased 1,902,908 shares of Common Stock for a purchase price of US$9,514,540 or US$5.00 per share of Common Stock (the “EMDCD Purchase and Sale Agreement”). The funds for the purchase of the Common Stock by EMDCD were provided out of the general investment funds of EMDCD. EMDCD is a discretionary investment account of certain of the Ashmore Parties.

The AEEP Purchase and Sale Agreement, the GSSF Purchase and Sale Agreement and the EMDCD Purchase and Sale Agreement are collectively referred to herein as the “Ashmore Purchase and Sale Agreements.”

The foregoing descriptions of the Ashmore Purchase and Sale Agreements and the transactions contemplated thereby are qualified in their entirety by reference to the complete text of such agreements which are filed with this Amendment as Exhibits 7.11 — 7.13 and are incorporated by reference into this Item 3 in all respects.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended and Supplemented by adding the following (and the last paragraph of Item 4 of the Original Schedule 13D is hereby deleted and replaced in its entirety by the last paragraph of this Item 4 below) :

The Common Stock and Preferred Stock were acquired from Citizens Communications Company and CU Capital LLC pursuant to the Ashmore Purchase and Sale Agreements.

Each of AEEP, GSSF and EMDCD acquired the Common Stock or Preferred Stock for investment purposes.

Except as set forth in Item 6 which is incorporated by reference into this Item 4 in all respects, the Ashmore Parties do not at the present time have any plans or proposals that relate to or would result in any of the transactions described in paragraphs (a)-(j) of Item 4 of Schedule 13D.

The Ashmore Parties intend to review on a continuing basis their ownership of the Common Stock, the Preferred Stock and the Warrants and the Company’s business, prospects and financial condition. Based on such continuing reviews, alternate investments opportunities available to the parties and all other factors deemed relevant (including, without limitation, the market for and the price of the Preferred Stock, the Warrants and the underlying Common Stock, offers for the underlying Common Stock, transfer restrictions applicable to the Preferred Stock, the Warrants and the underlying Common Stock, general economic conditions and other future developments), the Ashmore Parties may decide to sell or seek the sale of all or part of the Common Stock, Preferred Stock, the Warrants or the underlying Common Stock or increase their holdings of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) and (b) of Item 5 of the original Schedule 13D are hereby deleted and replaced in their entirety by the following:

(a) — (b) Based on information disclosed by the Company in its Form 10-Q for the quarter ended June 30, 2004 as filed with the Commission on August 13, 2004, the Company had 12,430,417 shares of Common Stock issued and outstanding as of August 9, 2004.

GSSF is deemed to directly beneficially own 1,848,572 shares of Common Stock representing 14.5 percent of the outstanding Common Stock after conversion of the 30,000 shares of Preferred Stock owned by it to 300,000 shares of Common Stock. GSSF has shared voting and investment power with respect to such shares of Common Stock.

AEEP directly beneficially owns 683,000 shares of Common Stock representing 5.5 percent of the outstanding Common Stock. AEEP has shared voting and investment power with respect to such shares of Common Stock.

EMLIP is deemed to directly beneficially own 2,100,000 shares of Common Stock, representing 14.5 percent of the outstanding Common Stock after the exercise of the Warrants owned by EMLIP and purchase of the underlying Common Stock. EMLIP has shared voting and investment power with respect to such shares of Common Stock.

AEMDF is deemed to directly beneficially own 400,000 shares of Common Stock, representing 3.1 percent of the outstanding Common Stock after the exercise of the Warrants owned by AEMDF and purchase of the underlying Common Stock. AEMDF has shared voting and investment power with respect to such shares of Common Stock.

AGL indirectly beneficially owns 6,934,480 shares of Common Stock representing 45.6 percent of the outstanding Common Stock after (i)(A) the exercise of the Warrants by EMLIP and AEMDF and the purchase of the underlying Common Stock by such parties and (B) the conversion by GSSF of the 30,000 shares of Preferred Stock to 300,000 shares of Common Stock, by virtue of AGL’s indirect beneficial ownership of GSSF, AEEP, EMLIP and AEMDF and (ii) the purchase of 1,902,908 shares of Common Stock on behalf of a discretionary investment account. AGL has shared voting and investment power with respect to such shares of Common Stock.

AI(UK)L indirectly beneficially owns 6,934,480 shares of Common Stock representing 45.6 percent of the outstanding Common Stock after (i)(A) the exercise of the Warrants by EMLIP and AEMDF and the purchase of the underlying Common Stock by such parties and (B) the conversion by GSSF of the 30,000 shares of Preferred Stock to 300,000 shares of Common Stock by virtue of AI(UK)L’s indirect beneficial ownership of GSSF, AEEP, EMLIP and AEMDF and (ii) the purchase of 1,902,908 shares of Common Stock on behalf of a discretionary investment account. AI(UK)L has shared voting and investment power with respect to such shares of Common Stock.

AMCL indirectly beneficially owns 6,934,480 shares of Common Stock representing 45.6 percent of the outstanding Common Stock after (i)(A) the exercise of the Warrants by EMLIP and AEMDF and the purchase of the underlying Common Stock by such parties and (B) the conversion by GSSF of the 30,000 shares of Preferred Stock to 300,000 shares of Common Stock, by virtue of AMCL’s indirect beneficial ownership of GSSF, AEEP, EMLIP and AEMDF and (ii) the purchase of 1,902,908 shares of Common Stock on behalf of a discretionary investment account. AMCL has shared voting and investment power with respect to such shares of Common Stock.

AIML indirectly beneficially owns 6,934,480 shares of Common Stock representing 45.6 percent of the outstanding Common Stock after (i)(A) the exercise of the Warrants by EMLIP and AEMDF and the purchase of the underlying Common Stock by such parties and (B) the conversion by GSSF of the 30,000 shares of Preferred Stock to 300,000 shares of Common Stock, by virtue of AIML’s indirect beneficial ownership of GSSF, AEEP, EMLIP and AEMDF and (ii) the purchase of 1,902,908 shares of Common Stock on behalf of a discretionary investment account. AIML has shared voting and investment power with respect to such shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

AEEP, GSSF and EMDCD entered into the Ashmore Purchase and Sale Agreements relating to the Company’s Common Stock and Preferred Stock as set forth in Item 3. The information set forth in Item 3 is incorporated by reference in this Item 6 in all respects.

Pursuant to the (i) AEEP Purchase and Sale Agreement, AEEP acquired 403,000 shares of Common Stock from Citizens Communications Company, (ii) GSSF Purchase and Sale Agreement, GSSF acquired 30,000 preference shares of Preferred Stock from CU Capital LLC (formerly known as CU Capital Corp.) and (iii) EMDCD Purchase and Sale Agreement, EMDCD acquired 1,902,908 shares of Common Stock from CU Capital LLC (formerly known as CU Capital Corp.).

The final closing of each of the Ashmore Purchase and Sale Agreements is subject to certain conditions to closing as set forth in the Ashmore Purchase and Sale Agreements, copies of which are attached hereto as Exhibits 7.11 - 7.13 and incorporated by reference in this Item 6 all respects.

Following their entering into the Ashmore Purchase and Sale Agreements, each of AEEP, GSSF and EMDCD entered into Call Option Agreements with TDC A/S (“Option 1,” “Option 2” and “Option 3,” respectively, and collectively the “Options”).

Option 1 was entered into by AEEP and TDC A/S on September 3, 2004 pursuant to which TDC A/S acquired an option to purchase 241,800 shares of Common Stock from AEEP for a period of 60 days from the date thereof. The exercise of the option is contingent upon the final closing of the AEEP Purchase and Sale Agreement. Following the satisfaction of such contingency, TDC A/S may, at its discretion, exercise the option to purchase the 241,800 shares of Common Stock of the Company. TDC A/S acquired such option at a price of US$1.00. The option permits TDC A/S to acquire shares of Common Stock at a price of between US$5.01 and US$5.12 per share, depending on when the option is exercised.

Option 2 was entered into by EMDCD and TDC A/S on September 3, 2004 pursuant to which TDC A/S acquired an option to purchase 1,141,744 shares of Common Stock from EMDCD for a period of 60 days from the date thereof. The exercise of the option is contingent upon the final closing of the EMDCD Purchase and Sale Agreement. Following the satisfaction of such contingency, TDC A/S may, at its discretion, exercise the option to purchase the 1,141,744 shares of Common Stock of the Company. TDC A/S acquired such option at a price of US$1.00. The option permits TDC A/S to acquire shares of Common Stock at a price of between US$5.01 and US$5.12 per share, depending on when the option is exercised.

Option 3 was entered into by GSSF and TDC A/S on September 3, 2004 pursuant to which TDC A/S acquired an option to purchase 18,000 shares of Preferred Stock from GSSF for a period of 60 days from the date thereof. The exercise of the option is contingent upon the final closing of the GSSF Purchase and Sale Agreement and the exercise in full of Option 1 and Option 2. Following the satisfaction of such contingencies, TDC A/S may, at its discretion, exercise the option to purchase the 18,000 shares of Preferred Stock. TDC A/S acquired such option at a price of US$1.00. The option permits TDC A/S to acquire the shares of Preferred Stock at a price of between US$55.11 and US$56.32 per share, depending on when the option is exercised.

Pursuant to the Options, GSSF, AEEP, EMDCD and TDC A/S have agreed to enter into a stockholders agreement substantially in the form attached to the Options (the “Stockholders Agreement”) promptly following the execution and delivery of the Options; provided, that the Stockholders Agreement shall not be effective unless and until Option 2 is exercised by TDC A/S. The Stockholders Agreement provides the parties thereto with customary tag-along rights and rights of first refusal.

In addition, subject to regulatory approval and approval under certain agreements to which the Company is a party (prior to which the following provisions shall not be effective), the Stockholders Agreement provides that each of the Ashmore Parties, collectively, and TDC A/S and its affiliates collectively, shall have the right, for so long as each such party owns at least 20% of the Common Stock to nominate two directors to the board of the Company (reducing to one director in the event such party holds less than 20%, but more than 10%, of the Common Stock). The parties have also agreed (i) to maintain a joint majority of the board of directors of the Company for so long as each of the Ashmore Parties, collectively, and TDC A/S and its affiliates collectively, hold at least 20% of the Common Stock outstanding (ii) if TDC A/S and its affiliates collectively, hold at least 20% of the common stock outstanding, TDC A/S will have the right to nominate a TDC Director as Chairman and (iii) if TDC A/S and its affiliates collectively, hold at least 30% of the Common Stock outstanding, TDC A/S will have the right to nominate the chief executive officer and the chief financial officer of the Company.

The foregoing descriptions of the Options and the Stockholders Agreement and the transactions contemplated thereby are qualified in their entirety by reference to the complete texts of the Options and the form of Stockholders Agreement which are filed with this Amendment as Exhibits 7.14 — 7.17 and incorporated by reference into this Item 6 in all respects.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby supplemented by adding at the end as follows:

Exhibit 7.11: Purchase and Sale Agreement between (i) Citizens Communications Company and (ii) AEEP, dated September 3, 2004.

Exhibit 7.12: Purchase and Sale Agreement between (i) CU Capital LLC (formerly CU Capital Corp.) and (ii) GSSF, dated September 3, 2004.

Exhibit 7.13: Purchase and Sale Agreement between (i) CU Capital LLC (formerly CU Capital Corp.) and (ii) EMDCD, dated September 3, 2004.

Exhibit 7.14: Call Option Agreement (Option 1) between AEEP and TDC A/S dated, September 3, 2004.

Exhibit 7.15: Call Option Agreement (Option 2) between EMDCD and TDC A/S, dated September 3, 2004.

Exhibit 7.16: Call Option Agreement (Option 3) between GSSF and TDC A/S, dated September 3, 2004.

Exhibit 7.17: Form of Stockholders Agreement among the Stockholders named therein appended to each of the Options.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:                   , 2004

Name: Tim Davis
Title: General Counsel

On behalf of:
Ashmore Investment Management Limited

Name: Mark Coombs
Title: Director

On behalf of:
Ashmore Group Limited
Ashmore Investments (UK) Limited

Name: Mark Coombs
Title: Director

On behalf of:
Ashmore Management Company Limited
Ashmore Global Special Situations Fund Limited
Asset Holder PCC No. 2 Limited re: Ashmore Emerging Economy Portfolio
Asset Holder PCC Limited re: Ashmore Emerging Markets Liquid Investment Portfolio

Name: Martin Byrne
Title: Director

On behalf of:
Ashmore Emerging Markets Debt Fund